                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

preliminary first half 2004 results

Operational performance improved:

Organic growth: revenues up 5.3%; gross operating result up 4.3%, operating income up 9.5% compared with the first half of 2003

Wireline: revenues up 1.3% compared with the first half of 2003; Organic growth: revenues up 0.9%, gross operating result up 2%, operating income up 5.3%

TELECOM ITALIA GROUP

REVENUES: 15,222 MILLION EUROS (UP 0.5% COMPARED WITH THE FIRST HALF OF 2003), UP 5.3% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE AREA OF CONSOLIDATION

GROSS OPERATING RESULT: 7,087 MILLION EUROS (UP 2.4% COMPARED WITH THE FIRST HALF OF 2003), UP 4.3% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS AND EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST HALF 2003 FIGURES

OPERATING INCOME: 3,597 MILLION EUROS (UP 9.6% COMPARED WITH THE FIRST HALF OF 2003), UP 9.5% ON EQUIVALENT CONSOLIDATION TERMS AND EXCLUDING THE LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS FROM THE FIRST HALF 2003 FIGURES

NET FINANCIAL BORROWINGS: 33,217 MILLION EUROS, DOWN 129 MILLION EUROS COMPARED WITH YEAR-END 2003 AFTER 2.8 BILLION EURO DIVIDEND PAYOUT

Milan, July 27, 2004 – At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined the Group’s preliminary results for the first half of the year.

Telecom Italia Group preliminary first half 2004 results

The preliminary first half results examined by the Board of Directors registered year-on-year operating growth in line with the targets set in the 2004-2006 three year plan and announced to the market.

First-half 2004 revenues rose by 0.5% to 15,222 million euros compared with the first half of 2003 (15,149 million euros). Excluding negative currency fluctuations (-47 million euros) and changes to the area of consolidation (-642 million euros), organic growth corresponded to 5.3% (+762 million euros).

The gross operating result was equal to 7,087 million euros, equivalent to 2.4% growth compared with the first half of 2003. Not considering the impact of the first-half 2003 levy for undertaking telecommunications operations (119 million euros) – no longer required following the September 2003 European Community Court of Justice ruling – and excluding negative currency fluctuations (10 million euros) and a smaller consolidation area (237 million euros), organic growth corresponded to 4.3%. This was equivalent to 46.6% of revenues, as against 45.7% for the same period in 2003 (46.5% excluding the levy for telecommunications operations).

Operating income prior to goodwill increased 2.6% (111 million euros) to 4,374 million euros compared with the same period in 2003.

Operating income grew 9.6% (316 million euros) to 3,597 million euros compared with the first half of 2003. Excluding the impact of the government levy for undertaking telecommunications operations (143 million euros) and the negative repercussions of changes to the consolidation area (138 million euros), organic growth was equal to 9.5% (up 311 million euros), corresponding to a greater proportion of revenues – up from 21.7% (22.6% excluding the levy for undertaking telecommunications activities) during the same period in 2003 to 23.6% in the first half of 2004.

Second quarter revenues rose strongly by 386 million euros to 7,804 million euros compared with the preceding quarter. Nevertheless, results came in 0.7% lower than during the corresponding quarter in 2003, owing to the exit of Seat PG from the consolidation area. The gross operating result was equal to 3,593 million euros, 99 million euros higher than during the first quarter of 2004, and 20 million euros lower than the second quarter of 2003. Operating income, corresponding to 1,809 million euros, exceeded both the first quarter of 2004 (by 21 million euros) and the second quarter of 2003 (by 55 million euros).

First-half industrial investments exceeded last year’s figure by 270 million euros to reach 1,993 million euros, following, in particular, higher investments in domestic mobile operations, TIM’s Brazilian subsidiaries and the European broadband project.

This partially accounted for the lower free cash flow registered in the first half of 2004: 4,222 million euros, corresponding to 27.7% of revenues, as against 4,850 million euros (32.0% of revenues in 2003) for the same period in 2003. The remaining difference in free cash flow may essentially be ascribed to Seat PG’s exit from the consolidation area; Seat had contributed 0.2 billion euros in 2003.

Net financial borrowings at June 30, 2004, equal to 33,217 million euros, were 129 million euro lower than at year-end 2003, and 4,227 million euros lower than at the end of June 2003. Compared with the first quarter of 2004, debt grew by 2,431 million euros, principally as a result of the 2.8 billion euro dividend payout.

Preliminary first half 2004 results by Business Unit

WIRELINE

Preliminary first half 2004 headline data from Wireline, Telecom Italia’s fixed-line network services business unit, posted ongoing growth in operations and earnings compared with the same period during the preceding year.

Revenues on the rise

Revenues rose to 8,684 million euros, up 1.3% compared with the first half of 2003, as the Unit built on the positive performance of the last eighteen months. Excluding currency fluctuations and changes to the consolidation area, organic growth was equal to 0.9%.

Growth was driven by a significant, accelerating expansion of the broadband market, innovative data services and value added services, in addition to maintaining core telephony market business.

The strongest revenue growth was registered by consumer Internet services, up 131 million euros (+38.1%) compared with the first half of 2003, thanks to impressive ADSL access growth.

Total Broadband Internet accesses at June 30 increased to 3,273,000: 2,975,000 on the domestic Italian market (750,000 wholesale) and 298,000 in Germany, France and Holland.

The new Tutto 4* and Chat SMS offerings (1.2 million sales, 103.7% up on the first quarter of 2004) also boosted revenue growth. Expansion of these services is being driven by the take-up of new generation Aladino terminals, of which more than 500,000 had been sold by the end of June 2004.

Operating profit improved

The 4,125 million euro gross operating result rose 2.1% compared with the first half of 2003, excluding the impact of the 60 million euro first half 2003 levy on undertaking telecommunications operations. The gross operating result accounted for an improved 47.5% of revenues, as against 47.1% for the first half of last year. This highlights the effectiveness of operational optimization and internal processes enhancement, particularly for network services, alongside the company’s commitment to revenue development. Taking into account changes to the area of consolidation (Hansanet) and currency fluctuations, organic growth was equal to 2%.

Operating income posted 4.8% growth compared with the first half of 2003 to 2,639 million euros, excluding the 84 million euro impact of the first half 2003 levy for undertaking telecommunications operations. Operating income corresponded to 30.4% of revenues, against 29.4% for the first half of last year. Taking into account changes to the area of consolidation and currency fluctuations, organic growth was equal to 5.3%.

During the first half of 2004, Wireline maintained its commitment to industrial investments in Italy and abroad. A total of 1,089 million euros was invested during the first half of the year, up 14 million euros on the corresponding period last year.

MOBILE, INTERNET & MEDIA

Mobile Services Business Unit preliminary first half 2004 figures and the final Internet & Media Business Unit figures are available in press releases issued by the TIM and Telecom Italia Media Board Meetings called to examine the accounts.

§

Telecom Italia’s First Half 2004 Report will be examined by the Board of Directors on September 9, 2004 (and not on September 8, 2004, as previously announced). The document will be made available to the public no later than September 13. Pursuant to the provisions of Article 82, Consob Ruling no. 11971/99, the company shall therefore be exempt from publishing a report for the second quarter of 2004.

The first half 2004 results will be presented to the financial community during a conference call tomorrow, Wednesday July 28, starting at 3 p.m.. Journalists may follow the presentation by calling +39 06 33485042; no questions will be taken.

Journalists who are unable to listen live may access a recording of the presentation by calling +39 06 334843, access code 59512#).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 27th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager